UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

SFX Entertainment, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

784178303
(CUSIP Number)

Philip Richter
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784178303	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Robert F.X. Sillerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,684,213
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 37,684,213
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,684,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.01%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 784178303	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Sillerman Investment Company III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,960,263
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,960,263
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,960,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.68%
14	TYPE OF REPORTING PERSON OO

    This Amendment No. 6 (this "Amendment No. 6") amends and supplements the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on February 25, 2015 by Robert F.X. Sillerman and Sillerman Investment Company III LLC ("SIC") with respect to the common stock, par value $0.001 per share (the "Common Stock"), of SFX Entertainment, Inc. (the "Company"), as amended by Amendment No. 1 thereto filed on March 5, 2015, Amendment No. 2 thereto filed on May 27, 2015, Amendment No. 3 thereto filed on May 29, 2015, Amendment No. 4 thereto filed on June 19, 2015 and Amendment No. 5 filed on July 13, 2015 (as so amended, the "Statement").   Capitalized terms not defined in this Amendment No. 6 have the meaning ascribed to them in the Statement.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and supplemented by adding the following:

SIC's Contribution of Shares to ESFX

As disclosed previously, on June 18, 2015, SIC purchased 1,037,345 of Common Stock from the Company for an aggregate consideration of $5.0 million in cash.  On July 31, 2015, in connection with the formation of ESFX LLC ("ESFX"), a new investment company of which Mr. Sillerman is the manager, SIC contributed all of the 1,037,345 shares of Common Stock acquired on June 18, 2015 to ESFX as a capital contribution.  SIC is a member of ESFX and owns 50% of the membership interest in ESFX.

ESFX's Acquisition of Shares from Virtual Point

Also on July 31, 2015, ESFX acquired 1,152,605 shares of Common Stock from Virtual Point Holdings, LLC ("Virtual Point"), an investment company not affiliated with the Company or the Reporting Persons, for $5.0 million.  As disclosed previously, Virtual Point purchased these shares from the Company on June 18, 2015 for an aggregate consideration of $5.0 million and, in connection with such purchase and as a condition to Virtual Point's willingness to consummate such transaction, Mr. Sillerman entered into a letter agreement with Virtual Point pursuant to which Mr. Sillerman has granted Virtual Point a put right (the "Put Right") to sell to him under specified circumstances and conditions, at a put price of $5.25 per share in cash, all or a portion of the shares of Common Stock acquired by Virtual Point on June 18, 2015, subject to the terms and conditions set forth in the letter agreement.  In connection with ESFX's acquisition of the shares from Virtual Point, Mr. Sillerman and Virtual Point terminated the letter agreement regarding the Put Right and the Put Right was cancelled.

The foregoing description is qualified in its entirety by reference to the purchase agreement between ESFX and Virtual Point dated July 31, 2015 and the letter agreement between Mr. Sillerman and Virtual Point dated July 31, 2015, which are filed herewith as Exhibits 10.1 and 10.2 respectively.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of this Amendment No. 6 is hereby amended and restated as follows:

(a)(b)  As of July 31, 2015, Mr. Sillerman was the beneficial owner of, and held the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of, 37,684,213 shares of Common Stock, representing 38.01% of the outstanding shares of Common Stock. These shares include:

1.	1,500,000 shares of Common Stock subject to stock options held by Mr. Sillerman that are currently exercisable or exercisable within sixty (60) days of July 31, 2015;

2.
29,960,263 shares of Common Stock, representing 30.68% of the outstanding shares of Common Stock, held by SIC (of which Mr. Sillerman is the sole member and manager and, in such capacity, holds the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Common Stock held by SIC);

3.	1,333,000 shares of unvested restricted Common Stock held by Mr. Sillerman;

4.
2,189,950 shares of Common Stock held by ESFX (of which Mr. Sillerman is the manager and, in such capacity, holds the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Common Stock held by ESFX); and

5.
2,701,000 shares of Common Stock subject to certain nominee agreements (each a "Nominee Agreement" and, collectively, the "Nominee Agreements") with various stockholders of the Company (such stockholders, the "Beneficiaries"). Each Nominee Agreement names Mr. Sillerman as the nominee with respect to the shares subject to such Nominee Agreement and gives him the exclusive right to (i) vote or abstain from voting such shares and (ii) make any and all dispositions with respect to such shares.

The percentages of the outstanding shares set forth above were calculated based on 97,651,046 shares of Common Stock outstanding as of July 31, 2015.

(c) The disclosure in Item 4 is incorporated herein by reference.

Except as set forth above, as of July 31, 2015, the Reporting Persons have not effected any transactions in the shares of Common Stock during the past 60 days.

(d) With respect to the 29,960,263 shares of Common Stock held directly by SIC, as the sole member and manger of SIC, Mr. Sillerman has, as of June 31, 2015, the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

With respect to the 2,189,950 shares of Common Stock held by ESFX, ESFX has the right to receive dividends from, or the proceeds from the sale of, such shares.

With respect to the 2,701,000 shares of Common Stock that are the subject of the Nominee Agreements, as of June 18, 2015, the Beneficiaries have the right to receive and the power to direct the receipt of dividends (other than dividends in the form of additional shares of Common Stock, which will be held by Mr. Sillerman as the nominee) from, or the proceeds from the sale of, such shares.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by adding the following:

The disclosure in Item 4 above is incorporated by reference in its entirety into this Item 6.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Exhibit 10.1	Purchase Agreement, dated July 31, 2015, between ESFX LLC and Virtual Point Holdings, LLC
Exhibit 10.2	Letter Agreement, dated July 31, 2015, between Robert F.X. Sillerman and Virtual Point Holdings, LLC

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 6 is true, complete and correct.

Dated:  August 4, 2015

Robert F. X. Sillerman

By:	/s/ Robert F. X. Sillerman

Sillerman Investment Company III LLC

By:	/s/ Robert F. X. Sillerman

Name:	Robert F. X. Sillerman
Title:	Manager and Sole Member

INDEX TO EXHIBITS

Exhibit Number	Description
Exhibit 10.1	Purchase Agreement, dated July 31, 2015, between ESFX LLC and Virtual Point Holdings, LLC
Exhibit 10.2	Letter Agreement, dated July 31, 2015, between Robert F.X. Sillerman and Virtual Point Holdings, LLC